FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	Other news Nomura Investment Forum Asia 2018: June 4, 2018 B&K Securities Conference: June 5, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the Nomura Investment Forum Asia 2018 held in Singapore on June 4, 2018 and B&K Securities Conference held in Mumbai on June 5, 2018. At these conferences, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Nomura Investment Forum Asia 2018: June 4, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Lion Global Investors
2.	Group Meeting	Seatown Holdings International Pte. Ltd.
3.	Group Meeting	Fukoku Life Investments Pvt. Ltd.
4.	Group Meeting	Sparx Asset Management Japan
5.	Group Meeting	Manulife Asset Management Singapore
6.	Group Meeting	Pelargos Capital BV
7.	Group Meeting	AIA Investment Management
8.	One-on-one	Government of Singapore Investment Corporation
9.	One-on-one	Invesco Asset Management Limited
10.	Group Meeting	AM One Asset Management
11.	Group Meeting	Degroof Petercam Asset Management
12.	Group Meeting	Black Creek Investment Management
13.	Group Meeting	CIMB – Principal Asset Management (S) Pte. Ltd.
14.	Group Meeting	Maybank Asset Management Singapore Pte. Ltd.
15.	Group Meeting	Nippon Life Global Investors Singapore Limited
16.	Group Meeting	Southeastern Asset Mgmt
17.	Group Meeting	Tokio Marine Asset Management
18.	Group Meeting	Broad Peak Investment Advisers Pte Ltd.
19.	Group Meeting	Daiwa SB Investments (Singapore) Ltd.
20.	Group Meeting	Dymon Asia (Singapore)
21.	Group Meeting	RBC Investment Management (Asia) Ltd.
22.	Group Meeting	UOB Asset Management Singapore
23.	Group Meeting	Wells Fargo Asset Management
24.	Group Meeting	Maxim Asset Management Pte. Ltd.
25.	Group Meeting	Helios Capital Management Pte. Ltd.
26.	Group Meeting	India Intrinsic Value Consultants LLP
27.	One-on-one	FIL Investment Management (Singapore) Ltd.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 3

B&K Securities Conference: June 5, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Allard Partners
2.	Group Meeting	Avendus Capital Public Markets Alternate Strategies
3.	Group Meeting	Axis MF
4.	Group Meeting	Barings Asset Mgmt
5.	Group Meeting	Deep Financial Consultants Pvt Ltd
6.	Group Meeting	IIFL AMC
7.	Group Meeting	L&T MF
8.	Group Meeting	Quest Investment Advisors Pvt Ltd
9.	Group Meeting	SBI Life Insurance
10.	Group Meeting	Taurus MF
11.	One-on-one	HDFC AMC
12.	Group Meeting	Aviva Life Insurance
13.	Group Meeting	Cathay Securities Investment Trust
14.	Group Meeting	East Bridge Advisors Pvt Ltd

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 6, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager